

August 11, 2010

Mark N. Greene
Chief Executive Officer
Fair Isaac Corporation
901 Marquette Avenue, Suite 3200
Minneapolis, Minnesota 55402-3232

>   **Re: Fair Isaac Corporation**
>   **Form 10-K for Fiscal Year Ended September 30, 2009**
>   **Filed November 24, 2009**
>   **File No. 1-11689**

Dear Dr. Greene:

We have reviewed your response to our comment letter dated July 7, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2009

Management's Discussion and Analysis, page 30

Overview, page 30

1. We have reviewed your response to comment one in our letter dated July 7, 2010. We note that each quarter you estimate contractual revenues for all individual contracts that are signed, and we note that these estimated bookings are disclosed in your filings and in your earnings calls. Please explain to us in reasonable detail your methodology for estimating bookings for a contract. To further illustrate

your process for calculating bookings, please provide us with three representative contracts from which you estimated bookings, and provide us with your calculation of bookings for each of those contracts, including a reasonably detailed explanation of each assumption used in your calculation. Since it appears that the terms of your contracts may vary, to provide us with meaningful illustrations of your methodology, please include at least one contract with transactional-based fees and at least one contract with variable fees based on hours incurred. Once we better understand how you estimate your bookings, we may request additional disclosures be added to your filings to better clarify this matter to your readers.

You may contact Sondra Snyder, Accountant, at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director